

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 4, 2009

<u>By Facsimile and U.S. Mail</u>

Mr. Stewart Jackson
Chief Executive Officer
World Ventures Inc.
102 Piper Crescent,
Nanaimo, BC, Canada V9T 3G3

> **Re:** **World Ventures Inc.**
> **Form 20-F for the Fiscal Year Ended October 31, 2007**
> **Filed May 6, 2008**
> **Comment Letter Dated September 25, 2008**
> **File No. 333-123465**

Dear Mr. Jackson:

We issued comments to you on the above captioned filing on September 25, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 17, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 17, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact John Cannarella, Staff Accountant at 202-551-3337 if you have any questions.

Sincerely,

H. Roger Schwall
Assistant Director